Exhibit 99.1

Press Release

HUTCHMED Highlights Clinical Data to be Presented at the Upcoming ASCO21 Virtual Scientific Program

– HUTCHMED will review these highlights as part of its company update audio call and webcast on Wednesday, May 26 at 9 a.m. EDT to discuss data disclosures, its PD-1/L1 combination study strategy and provide a corporate update –

Hong Kong, Shanghai & Florham Park, NJ — Thursday, May 20, 2021: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM) today announces that new analyses and updates on the ongoing studies of savolitinib, surufatinib, fruquintinib and HMPL-306 will be presented at the upcoming ASCO21 Virtual Scientific Program, taking place on June 4-8, 2021.

Aspects of these clinical data disclosures, alongside its PD-1/L1 combination study strategy and corporate update will be discussed part of the previously announced call. For more details, please visit: https://www.hutch-med.com/event/.

SAVOLITINIB

Title:	Clinical activity of durvalumab and savolitinib in MET-driven, metastatic papillary renal cancer
Lead Author:	Cristina Suárez, MD, Hospital Univ. Vall D Hebron General
Session:	Poster Discussion Session: Genitourinary Cancer—Kidney and Bladder
Abstract Number:	4511

SURUFATINIB

Title:	Interim analysis results of surufatinib in U.S. patients with neuroendocrine tumors (NETs).
Lead Author	Scott Paulson, MD, Baylor Sammons Cancer Center
Session:	Poster Session: Gastrointestinal Cancer—Gastroesophageal, Pancreatic, and Hepatobiliary
Abstract Number:	4114

Title:	Surufatinib in combination with toripalimab in patients with advanced neuroendocrine carcinoma: results from a multicenter, open-label, single-arm, phase II trial
Lead Author	Lin Shen, MD, Peking University Cancer Hospital & Institute
Session:	Online publication only
Number:	e16199

Title:	Phase II trial of surufatinib plus toripalimab for disease progression after first-line chemotherapy with platinum and fluoropyrimidine in advanced gastric or gastroesophageal junction adenocarcinoma
Lead Author	Lin Shen, MD, Peking University Cancer Hospital & Institute
Session:	Online publication only
Number:	e16040

Title:	A single-arm, multi-center, open-label phase 2 trial of surufatinib in patients with unresectable or metastatic biliary tract cancer.
Lead Author	Yuxian Bai, MD, PhD, Harbin Medical University Cancer Hospital
Session:	Online publication only
Number:	e16123

Title:	Subgroup analysis by Ki-67 and baseline CgA of the randomized, placebo-controlled phase 3 study of surufatinib in advanced well-differentiated pancreatic neuroendocrine tumors (SANET-p)
Lead Author	Xianjun Yu, MD, Fudan University Shanghai Cancer Center
Session:	Poster Session: Gastrointestinal Cancer—Gastroesophageal, Pancreatic, and Hepatobiliary
Abstract Number:	4111

Title:	An open-label phase 1b/2 study of surufatinib in combination with tislelizumab in subjects with advanced solid tumors
Lead Author	Arvind Dasari, MD, MS, MD Anderson Cancer Center
Session:	Poster Session: Developmental Therapeutics—Immunotherapy
Abstract Number:	TPS2677

FRUQUINTINIB

Title:	Preliminary results of a phase 1b study of fruquintinib plus sintilimab in advanced colorectal cancer
Lead Author	Ye Guo, MD, Shanghai East Hospital
Session:	Poster Discussion Session: Gastrointestinal Cancer—Colorectal and Anal
Abstract Number:	2514

Title:	A phase Ib trial of assessing the safety and preliminary efficacy of a combination therapy of Geptanolimab (GB 226) plus Fruquintinib in patients with metastatic colorectal cancer (mCRC)
Lead Author	Yanzhi Cui, MD, Tumour Institute, Fourth Hospital of Hebei Medical University
Session:	Online publication only
Number:	e15551

HMPL-306

Title:	A multicenter open-label phase 1 study evaluating the safety and tolerability of HMPL-306 in patients with locally advanced or metastatic solid tumors with IDH mutations.
Lead Author	Filip Janku, MD, MD Anderson Cancer Center
Session:	Poster Session: Developmental Therapeutics—Molecularly Targeted Agents and Tumor Biology
Abstract Number:	TPS3159

About Savolitinib

Savolitinib is an oral, potent, and highly selective small molecule inhibitor of MET, a receptor tyrosine kinase which has been shown to function abnormally in many types of solid tumors promoting tumor growth, angiogenesis, and metastasis. Savolitinib has been studied in over 1,100 patients to date. In clinical studies, it has shown promising clinical efficacy in patients with MET gene alterations in multiple tumor types with an acceptable safety profile.

In 2011, HUTCHMED entered into a global licensing and joint development and commercialization agreement with AstraZeneca PLC (LSE/STO/NYSE: AZN) for savolitinib. Savolitinib’s global development plan includes non-small cell lung cancer (NSCLC) and kidney cancer, and additional MET-driven tumors are being explored.

About Surufatinib

Surufatinib is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with vascular endothelial growth factor receptor (“VEGFR”) and fibroblast growth factor receptor (FGFR), which both inhibit angiogenesis, and colony stimulating factor-1 receptor (CSF-1R), which regulates tumor-associated macrophages, promoting the body’s immune response against tumor cells. Its unique dual mechanism of action may be very suitable for possible combinations with other immunotherapies, where there may be synergistic anti-tumor effects.

HUTCHMED currently retains all rights to surufatinib worldwide.

About Fruquintinib

Fruquintinib is a highly selective and potent oral inhibitor of VEGFRs -1, -2 and -3. VEGFR inhibitors play a pivotal role in blocking tumor angiogenesis. Fruquintinib was designed to improve kinase selectivity to minimize off-target toxicities, improve tolerability and provide more consistent target coverage. The generally good tolerability in patients to date, along with fruquintinib’s low potential for drug-drug interaction based on preclinical assessment, suggests that it may also be highly suitable for combinations with other anti-cancer therapies.

HUTCHMED retains all rights to fruquintinib outside of China. In China, HUTCHMED is partnered with Eli Lilly and Company and is responsible for development and execution of all on-the-ground medical detailing, promotion and local and regional marketing.

About HMPL-306

HMPL-306 is HUTCHMED’s ninth innovative oncology drug candidate that it has discovered that has entered clinical development and the sixth to enter global clinical development. Cytoplasmic mutant IDH1 and mitochondrial mutant IDH2 have been known to switch to the other form when targeted by an inhibitor of IDH1 mutant alone or IDH2 mutant alone. By targeting both IDH1 and IDH2 mutations, HMPL-306 could potentially provide therapeutic benefits in cancer patients harboring either IDH mutation, and may address acquired resistance to IDH inhibition through isoform switching.

HUTCHMED currently retains all rights to HMPL-306 worldwide.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM) (formerly Hutchison China MediTech) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. A dedicated organization of over 1,200 personnel has advanced ten cancer drug candidates from in-house discovery into clinical studies around the world, with its first two oncology drugs now approved and launched. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words like “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “pipeline,” “could,” “potential,” “first-in-class,” “designed to,” “objective,” “guidance,” “pursue,” or similar terms, or by express or implied discussions regarding potential drug candidates, potential indications for drug candidates or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any of our drug candidates will be approved for sale in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such drug candidates will achieve any particular revenue or net income levels. In particular, management’s expectations could be affected by, among other things: unexpected regulatory actions or delays or government regulation generally; the uncertainties inherent in research and development, including the inability to meet our key study assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria and funding requirements, changes to clinical protocols, unexpected adverse events or safety, quality or manufacturing issues; the inability of a drug candidate to meet the primary or secondary endpoint of a study; the inability of a drug candidate to obtain regulatory approval in different jurisdictions or gain commercial acceptance after obtaining regulatory approval; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes, and government investigations generally; the impact of the COVID-19 pandemic or other health crises in China or globally on general economic, regulatory and political conditions; and general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries and uncertainties regarding future global exchange rates. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission and on AIM. HUTCHMED is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile) / +852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500